Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
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www.sewkis.com

July 13, 2017

VIA EDGAR CORRESPONDENCE

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The AB Portfolios
AB Wealth Appreciation Strategy
AB Tax-Managed Wealth Appreciation Strategy
AB Conservative Wealth Strategy
Post-Effective Amendment No. 109
File Nos. 33-12988 and 811-05088

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendment to the registration statement filed on May 15, 2017 (the "Post-Effective Amendment"), on Form N-1A for AB Wealth Appreciation Strategy, AB Tax-Managed Wealth Appreciation Strategy and AB Conservative Wealth Strategy (each a "Fund"), each a series of The AB Portfolios (the "Registrant"). You provided the Staff's comments to me by telephone on June 30, 2017.

The Staff's comments and our responses thereto are discussed below.  The changes referenced in the responses will be reflected in a Rule 497 filing made on the effective date of the Post-Effective Amendment.

As discussed, Staff comments made on one Fund will be implemented for the other Funds to the extent applicable.

PROSPECTUS

Summary Information

Comment 1:
Under "Fees and Expenses of the Fund," if the Registrant intends to designate Advisor Class, Class R, Class K or Class I shares of a Fund as "Clean Shares" for purposes of the relief provided by the SEC staff in its no-action letter to Capital Group (publicly available January 11, 2017) ("Capital Group"), include additional narrative disclosure regarding the payment of brokerage commissions by investors.

Response:
Registrant intends to designate Advisor Class shares as "Clean Shares" pursuant to the Capital Group letter.  Additional disclosure consistent with the Capital Group letter has been added to the Prospectus, including that regarding the payment of brokerage commissions by investors.

Comment 2:	Confirm supplementally that the contractual fee waiver may be terminated only by the Fund board prior to the expiration date.

Response:	The Registrant confirms that the contractual fee waiver may be terminated only by the Fund board.

Comment 3:
Each Fund cites investment in emerging markets securities in the Prospectus under "Principal Strategies." Ensure that appropriate risk disclosure for such investment is reflected under "Principal Risks."

Response:
The Registrant believes that the risks of investing in emerging markets securities are sufficiently addressed in the "Principal Risks" section for each Fund.  Nonetheless, in response to your comment, Registrant has revised the principal risk disclosure for investing in emerging markets securities for AB Wealth Appreciation Strategy and AB Tax-Managed Wealth Appreciation Strategy.

Comment 4:
For AB Wealth Appreciation Strategy and AB Tax-Managed Wealth Appreciation Strategy, explain the term "high-conviction large-cap equity securities" referenced under "Principal Strategies" of the Prospectus, in order to conform to plain English requirements.

Response:
The Registrant believes that the disclosure in the "Principal Strategies" section of the Prospectus sufficiently explains that the Adviser's fundamental research process leads to the identification of "high-conviction large-cap equity securities," and that this disclosure would be readily understood by most investors. Accordingly, the Registrant does not believe that it is necessary to include further Prospectus disclosure explaining this term or to use alternative language. The disclosure has not been revised in response to this comment.

Comment 5:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent.  Please ensure that the derivatives risk disclosure, such as that related to currency-related derivatives, is consistent with the ICI Letter.

Response:	The Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

Comment 6:	If a Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that the Fund will cover the full notional value of the CDS it writes.

Response:	The Registrant covers its positions in accordance with the Investment Company Act of 1940 (the "1940 Act"), the rules thereunder and SEC and Staff interpretative guidance.

Comment 7a:
Under "Principal Strategies" for AB Conservative Wealth Strategy, the first reference to "high yield" should include disclosure indicating that high-yield securities are commonly referred to as "junk bonds."

Response:	The Prospectus has been revised in response to this comment.

Comment 7b:	Under "Principal Strategies" for AB Conservative Wealth Strategy, disclose any limit on credit quality with respect to the Fund's investments in debt securities.

Response:	There is no minimum credit quality requirement for the Fund's investments in debt securities. The Prospectus has been revised in response to this comment.

Comment 7c:	Under "Principal Strategies" for AB Conservative Wealth Strategy, disclose the maximum allowable percentage of Fund assets that may be invested in below-investment grade debt securities.

Response:
The Fund has not adopted a specific limit on its investment in below-investment grade debt securities. The Fund's disclosure indicates, however, that the Fund intends to gain exposure to high-yield debt securities through investing in AB High Income Fund, a fund managed by the Fund's adviser.   The Prospectus also states that the Fund allocates its investments among a number of asset classes, including fixed-income securities, equity securities and alternative asset classes.

Comment 7d:	Under "Principal Strategies" for AB Conservative Wealth Strategy, disclose whether AB Conservative Wealth Strategy can invest in securities that are in default.

Response:
As indicated in the response to Comment 7b, there is no minimum credit quality requirement for any individual investment in the Fund. As noted above, the Prospectus has been revised in response to this comment.

Comment 8:
Under "Principal Strategies" for AB Conservative Wealth Strategy, the reference to alternative investments cites instruments such as commodities, real estate-related securities, and inflation-indexed securities. Review disclosures for the Fund to ensure that corresponding risks for these instruments are disclosed.

Response:
Registrant has reviewed the risk disclosures for the Fund and believes that the risks of these investments are appropriately reflected under "Principal Risks" and "Additional Information about the Fund's Risks and Investments" in the Prospectus.  Nonetheless, the Prospectus has been revised in response to this comment.

Comment 9:	For AB Conservative Wealth Strategy, review the disclosure under "Principal Risks" to ensure that the risk of investing in high-yield debt securities is clearly disclosed.

Response:	The Prospectus has been revised in response to this comment.

Additional Information About the Funds' Risks and Investments

Comment 10:
Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
The Registrant has reviewed IM Guidance Update 2014-08. Each Fund's principal strategies and risks are identified in the Fund summary section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 11:
Please clarify under "Additional Risks and Other Considerations" whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08.

Response:	Please see response to Comment 10.

Investing in the Funds

Comment 12:	Please describe what constitutes "proper form" under "How to Buy Shares."

Response:
The Registrant believes that the term "proper form" reflects plain English, is commonly used and well understood in the fund industry, and that no further disclosure is necessary. The Prospectus has not been revised in response to this comment.

Comment 13:	For "Appendix B – Financial Intermediary Waivers" of the Prospectus, confirm that the Funds have identified all financial intermediaries that have specific sales charge waivers for any share classes.

Response:	The Registrant has reviewed this appendix and confirms that there are no other sales charge waivers specifically applicable to certain financial intermediaries.

Statement of Additional Information ("SAI")

Comment 14:
Provide additional disclosure in the "Investment Restrictions" section relating to the 1940 Act and applicable laws that describes the limitations on Fund investments; in particular, describe the current 1940 Act limitations referenced in the fundamental investment policies.

Response:
The Registrant believes that the disclosure appropriately reflects each Fund's fundamental and non-fundamental investment policies as approved by its Board of Trustees. The SAI has not been revised in response to this comment.

Comment 15:	Please confirm that the ages of the trustees and the officers have been updated in the tables appearing under "Management of the Funds."

Response:	The Registrant has reviewed and updated such information in the tables as requested.

Comment 16:	Review the disclosures for Class A sales charge waivers provided under "Investing in the Funds" in the Prospectus and "Purchase of Shares" in the SAI and reconcile any differences.

Response:
Registrant has reviewed the disclosure and has made certain revisions to the SAI in response to this comment.  Registrant notes that the SAI has more comprehensive disclosure and that the Prospectus explains that the SAI has more information on Class A sales charge waivers.

*          *          *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Eric C. Freed, Esq.
Emilie D. Wrapp, Esq.
Paul M. Miller, Esq.